Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
($ in thousands)	September 30,				September 30,
	2006		2005		2006		2005

Income from continuing operations	$21,120		$16,155		$66,070		$103,207
Income tax expense	13,222		10,329		41,361		31,871

Earnings before income taxes (1)	34,342		26,484		107,431		135,078
Fixed charges:
Interest on debt, deposits and other borrowings	17,360		13,012		46,215		34,736
Interest on subordinated debt payable to preferred securities trust	2,289		2,289		6,868		6,868
One-third of all rentals	463		411		1,367		1,212

Total fixed charges	20,112		15,712		54,450		42,816

Earnings before income taxes and fixed charges	$54,454		$42,196		$161,881		$177,894
Ratio of earnings to fixed charges (2)	2.71	x	2.69	x	2.97	x	4.15	x

(1)	Earnings before income taxes in the nine months ended September 30, 2005 includes a $67.7 million gain on transfer of consumer credit card business relating to our May 28, 2004 agreement with Bank of America Corp.

(2)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.